HAITONG INTERNATIONAL SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING___12/31/2020___

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Haitong International Securities (USA) Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

340 Madison Avenue, 12ᵗʰ Floor

           (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York	NY	10173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Forbes   212-351-6012

                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP

        (Name – if individual, state last, first, middle name)

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountants
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, Sean Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haitong International Securities (USA) Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CFO

Notary Public

Mohan D. Buxani
Notary Public, State of New York
Registration No. 01BU6266896
Qualified in New York County
Commission Expires August 06, 2024

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	5,948,170
Certificate of deposit		6,065,332
Receivable from clearing organizations		2,321,131
Receivable from brokerage clients		460,689
Due from parent and affiliates		2,712,792
Operating lease right of use asset		13,044,743
Prepaid expenses		261,466
Deposits and other assets		95,648
TOTAL ASSETS	$	30,909,971

LIABILITIES AND STOCKHOLDER'S DEFICIT

LIABILITIES

Accrued expenses and other liabilities	$	1,341,248
Operating lease liability		13,410,083
Due to affliliate		3,229
TOTAL LIABILITIES		14,754,560
Subordinated borrowings		17,513,600

COMMITMENTS

STOCKHOLDER'S DEFICIT

Common stock, $500 par value, 200 shares authorized, issued and outstanding	100,000
Additional paid-in capital	15,107,458
Accumulated deficit	(16,565,647)
Total stockholder's deficit	(1,358,189)

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$	30,909,971